April 4, 2014

VIA EMAIL AND MAIL
Michael R. Clampitt,
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Commercial Credit, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 28, 2014 File No. 333-193360

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 14, 2014, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on February 28, 2014. A marked version of the proposed Amendment No. 2 to Registration on Form S-1 (the “Amendment No. 2”) is transmitted herewith reflecting all changes from the previously filed Amendment No. 1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X. Please also provide an updated auditors’ consent in your next filing as we did not note an updated consent in this Form S-1/A.

We hereby advise the Staff that we have included financial statements for the year ended December 31, 2013 in compliance with Rule 3-12 of Regulation S-X. The updated auditors’ consent is filed as Exhibit 23.1 to Amendment No. 2.

Cover Page

2.	Revise the cover page to disclose the term of the purchasers warrants and the representative warrant, e.g., 5 year, etc.

The term of the purchasers warrants is described in the first paragraph on the cover page. In response to the Staff’s comments, we have now included the term of the representative’s warrant on the cover page of Amendment No. 2.

The Company, page 2

3.	We note your response to comment 3 in our letter dated February 10, 2014 and reissue in part.

•	Provide another update as to the status of your IPO proceeds and on the recognition for such funds as an increase of the registered capital of Wujiang Luxiang by the relevant government authority;

On March 24, 2014, we obtained the final governmental approval for the RMB 33 million (approximately $5.6 million) to be recognized as an increase of the registered capital of Wujiang Luxiang.

•
Please explain why “it took longer than expected” for you “to get the necessary government approvals within 90 days of closing of the IPO” and disclose any issues or concerns that were raised by the relevant government authorities; and

This is the first case presented to the relevant government authorities to use overseas financing proceeds to increase the registered capital of a microcredit company. The local and municipal government authorities had no clear implementing guidelines to follow and they had to consult higher level authority on various issues. Therefore it took longer then expected for us to obtain the approvals.

•
Explain in detail how the $5.6 million in IPO proceeds were used prior to being transferred to Wujiang Luxiang. Further explain in detail how any IPO proceeds have been used by, or are currently being used by, Wujiang Luxiang since they have been transferred until they have been approved to increase its registered capital. For example, we note your reference in your response to disclosure on page 19 of your IPO prospectus which states an intention to loan your IPO proceeds “from CCC HK’s offshore account to either Wujiang Luxiang’s current clients…[or] offshore vendors.”

The $5.6 million proceeds were deposited in the CCC HK bank account at the closing of the IPO and were not used by CCC HK until they were transferred to Wujiang Luxiang in late February 2014.  Since being transferred to Wujiang Luxiang, the proceeds still have not been used pending their recognition as registered capital. We did not deploy any of these funds to Wujiang Luxiang’s current clients or offshore vendors as would have been permitted by the IPO prospectus because we believed the approvals were imminent and we thought it would be more beneficial for us to have the multiples of our lending and guarantee capacity as a result of the increased registered capital.

Business Strategy, page 3

4.	We note your response to comment 7 in our letter dated February 10, 2014 and reissue in part. Revise to disclose in this section:

•
Your estimate of the monetary penalties in US dollars, disclosed as a percentage at the bottom of page 22, and any other sanctions that you may face if the oral extension for PFL’s registered capital were withdrawn or reversed;

In response to the Staff’s comments, we have included our estimate of the monetary penalties in US Dollars on page 4 of Amendment No. 2.

•
Your plan, disclosed on page 66, for fully capitalizing PFL’s registered capital within two years of its incorporation, including your anticipated need for future private or public offerings to do so; and

In response to the Staff’s comments, we have included expanded disclosure on page 4 of Amendment No. 2.

•
A summary of the substantial regulatory uncertainties and restrictions that PFL faces, as discussed in the first and second risk factors on page 22, including the lack of a uniform equipment title registration system across China and an evaluation of the pending China Financial Leasing Law’s impact on PFL’s business, addressing the likelihood or possibility of unfavorable municipal procedures being adopted more broadly.

In response to the Staff’s comments, we have included expanded disclosure on page 4 of Amendment No. 2.

5.	With regard to the registered capital of Wujiang Luxiang as disclosed in the last paragraph on page 3 ($44,063,863), advise us as to why it does not equal the $52.8 million as reflected on page F-29.

The “additional paid in capital” is an accounting term which represents the excess paid by an investor over the par-value price of the capital stock. Additional paid-in-capital = (Issue Price - Par Value) x Number of Shares Outstanding.

The “registered capital” is a legal concept under PRC laws. Under PRC laws, “registered capital” represents the amount of equity contribution subscribed by all the shareholders and registered with the company registration authority.  Any increase or decrease of the registered capital requires government authority approval.

As such, the registered capital of Wujiang Luxiang is different from the additional paid in capital in the balance sheet of CCC on page F-29.

Use of Proceeds, page 38

6.
We note from your disclosure elsewhere in the prospectus that you intend to retain broad discretion over the use of proceeds in this offering. Please revise these statements and amend your prospectus to state that “the net proceeds from this offering will only be used for the purposes indicated” as you note in your supplemental response, or disclose the specific contingencies that may cause you to use the proceeds from this offering differently from your expected use and specify in your prospectus the alternative way, or ways, that they may be used. Refer to Instruction 7 to Item 504 of Regulation S-K.3

In response to the Staff’s comment, we have removed the risk factor about our broad discretion in using the proceeds on page 31 of Amendment No. 1 and revised the disclosure on page 38 of Amendment No. 2 to clarify that the net proceeds from this offering will only be used for the purposes indicated

Guarantee Services, page 64

7.
We note your disclosure on page 65 that you expect to start providing guarantee services to borrowers on an Internet portal beginning in March 2014. We also note the news article posted to your website that provides further information about this new service. Please amend your filing to explain in further detail this new service offering and how this business is expected to impact your future revenues and earnings trends. Please also discuss the potential impact this new service offering will have on your current guarantee services in the future in addition to any additional information that will allow for an enhanced understanding.

In response to the Staff’s comment, we have included expanded disclosure on page 65 of Amendment No. 2 to explain the new guarantee services.

Part II Information Not Required in Prospectus

Item 15, page II-2

8.           Please revise to disclose the terms of your recently completed private placement.

We have not conducted any private placement in the past three years other than the private placements of Series A and Series B preferred stock already disclosed in Item 15 of Part II.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****************

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel, Esq., at (212) 370-1300.

Very truly yours,

/s/ Leo Yi
Leo Yi